Consolidated Financial Statements (Unaudited)

Six Months Ended as at June 30, 2008

Norsat International Inc.

Consolidated Balance Sheets

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	June 30,	December 31,
	2008	2007

Assets
Current assets:
Cash	$768,673	$686,508
Short-term investments	37,568	100,512
Accounts receivable, net	3,020,259	3,432,050
Inventories, net (notes 3 & 4)	5,327,012	4,190,232
Prepaid expenses and other	155,214	116,289
	9,308,726	8,525,591

Long-term prepaid expenses and other	9,807	10,088
Property and equipment	1,006,276	991,985
	$10,324,809	$9,527,664

Liabilities and Shareholders' Equity
Current liabilities:
Operating line of credit (note 6)	$-	$500,012
Accounts payable	1,382,287	1,281,186
Accrued liabilities	916,316	1,562,693
Deferred revenue	348,990	329,968
	2,647,593	3,673,859

Long-term deferred revenue	139,805	56,635

Shareholders' equity:
Share capital (note 7)	37,436,663	35,342,663
Contributed surplus (note 7)	3,569,501	4,147,433
Accumulated other comprehensive income	1,105,648	1,306,800
Deficit	(34,574,401)	(34,999,726)
	7,537,411	5,797,170
	$10,324,809	$9,527,664
Commitments (note 12)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Sales	$3,960,003	$4,121,845	$6,888,550	$7,884,316
Cost of sales	1,992,549	1,686,833	3,431,476	3,461,062
	1,967,454	2,435,012	3,457,074	4,423,254
Expenses:
Selling, general and administrative	1,527,274	1,394,706	2,830,369	2,514,241
Product development	225,549	168,931	410,605	391,974
Amortization	91,629	77,293	181,331	141,349
	1,844,452	1,640,930	3,422,305	3,047,564
Earnings before other expenses
and income tax	123,002	794,082	34,769	1,375,690
Other (income) expenses (note 8)	(11,841)	266,266	(105,168)	386,149
Earnings before income taxes	134,843	527,816	139,937	989,541
Income tax expense	8	1,890	8	1,890
Net earnings for the period	134,835	525,926	139,929	987,651
Deficit, beginning of period	(34,709,236)	(35,923,355)	(34,999,726)	(36,385,080)
Transitional adjustment on adoption of
new accounting policy (note 3)	-	-	285,396	-
Deficit, end of period	$(34,574,401)	$(35,397,429)	$(34,574,401)	$(35,397,429)
Net earnings per common share - basic
and diluted (note 9)	$0.00	$0.01	$0.00	$0.02
Weighted average number of shares
Basic	53,667,697	50,628,526	52,789,434	50,557,854
Diluted	57,334,898	55,868,080	56,450,948	55,676,890

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statement of Comprehensive Income (Loss)

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Net earnings for the period	$ 134,835	$ 525,926	$ 139,929	$ 987,651

Other comprehensive income:
Currency translation adjustment (note 3)	46,509	277,065	(201,152)	399,200
Comprehensive income (loss) for the period	$ 181,344	$ 802,991	$ (61,223)	$ 1,386,851

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statement of Accumulated Other Comprehensive Income

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in US Dollars)

	June 30,	December 31,
	2008	2007
Accumulated other comprehensive income, beginning of period	$ 1,306,800	$ 525,469

Currency translation adjustment (note 3)	(201,152)	781,331
Accumulated other comprehensive income, end of period	$ 1,105,648	$ 1,306,800

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(See note 1 – Organization and Going Concern Uncertainty)

 (Unaudited - Expressed in US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Cash (used in) provided by:

Operations:
Net earnings for the period	$134,835	$525,926	$139,929	$987,651
Items not involving cash:	-
Amortization	91,629	77,293	181,331	141,349
Interest accreted on long-term debt and * deferred finance cost amortization	-	-	-	58,286
Foreign exchange loss (gain)	3,261	(18,272)	(28,202)	(28,689)
Discount on ESPP	-	72,800	-	72,800
Stock-based compensation	45,044	24,220	66,798	48,622
Other - government contributions	(89,023)	-	(188,573)	-
Changes in inventory estimate (note 4)	(88,589)	-	(88,589)	-
Changes in non-cash working capital (note 11)	(678,691)	341,402	(923,215)	(708,568)
Cash (used in) provided by operations	(581,534)	1,023,369	(840,521)	571,451

Investments:
Purchase of property and equipment	(154,945)	(36,286)	(223,968)	(68,831)
Redemption of short-term investments	-	29,595	61,052	29,595
Cash (used in) investment activities	(154,945)	(6,691)	(162,916)	(39,236)

Financing:
Convertible debt repayment	-	-	-	(1,970,902)
Payment on the operating line of credit	-	-	(500,000)	-
Proceeds from short term loan	-	-	-	1,014,932
Short term loan repayment	-	(1,014,932)	-	(1,014,932)
Proceeds on exercise of warrants and options	64,533	-	1,449,270	-
Proceeds from government contributions	94,812	-	133,900	-
Proceeds from private placement	-	-	-	398,513
Cash provided by (used in) financing activities	159,345	(1,014,932)	1,083,170	(1,572,389)

Effect of change in exchange rates on cash	(2,923)	18,270	31,118	28,017
Effect of foreign currency translation	(6,444)	(27,042)	(28,686)	(27,934)
(Decrease) increase in cash	(586,501)	(7,026)	82,165	(1,040,091)
Cash, beginning of period	1,355,174	505,669	686,508	1,538,734
Cash, end of period	$768,673	$498,643	$768,673	$498,643

Supplemental cash flow and other disclosures (note 11)
See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

1.  Organization and Going Concern Uncertainty

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $34,574,401 as at June 30, 2008. Consequently, there is significant doubt about its ability to continue as a going concern. Management implemented a new cost structure in late 2006 aimed to achieve net profits and generate positive cash flows through its operations.  The Company has generated profits in the last seven successive quarters.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon sustaining profitable operations to generate sufficient cash flows to fund continued operations and on the ability of the Company to obtain additional financing. The outcome of these matters cannot be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting and the accounting polices used are consistent with the most recent audited annual financial statements except for those included in note 3. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2007 annual consolidated financial statements included in the Company's 2007 Annual Report.

The results for the three and six months ended June 30, 2008 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

3.  Changes in Accounting Policies

EIC – 130 – Change in Reporting Currency

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations, deficit and comprehensive income (loss) and cash flows in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

CICA 3031 – “Inventories”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

Under paragraph 33 of CICA Section 3031 “A new assessment is made of net realizable value in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (ie the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value. This occurs, for example, when an item of inventory that is carried at net realizable value, because its selling price has declined, is still on hand in a subsequent period and its selling price has increased.” As a result of adopting CICA Section 3031, a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit.

CICA 1535 – “Capital Disclosures”

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”).  Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and sustain future development of the business. The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholders’ equity as shown in the consolidated balance sheet.

While management recognizes the possibility of higher returns that might be possible with the leverage afforded by higher borrowing levels, the target is to create value for its shareholders over the long-term through the security afforded by a sound capital position.

In January and February, 2008, the Company paid off the operating line of credit outstanding from December 31, 2007.

In March 2008 warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital. (See note 7)

There were no changes in the Company's approach to capital management during the period. Under its debt financing agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1.  As at June 30, 2008, the Company’s working capital ratio was 3.52:1 and the debt to tangible net worth ratio was at 0.37:1.

CICA 3862 and 3863 – “Financial Instruments – Presentation”

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”).  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.  (See note 5)

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

4.  Change in Estimates

For the three months ended June 30, 2008, the Company changed its estimate of provisions for inventory obsolescence on inventory items related to the Globetrekker family of products. Under paragraph 29A of CICA 3031, it would be appropriate to group these individual items as they are all related and form part of the same finished product.

Under paragraph 33 of CICA 3031 – “A new assessment is made of net realizable value in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed (i.e. the reversal is limited to the amount of the original write-down) so that the new carrying amount is the lower of the cost and the revised net realizable value. This occurs, for example, when an item of inventory that is carried at net realizable value, because its selling price has declined, is still on hand in a subsequent period and its selling price has increased.”

During the three months ending June 30, 2008, the Company experienced a significant change in the volume of sales of Globetrekker products compared to previous years. Under the guidelines provided in paragraph 33 of CICA 3031, management concluded that the circumstances that caused inventories to be written down below cost no longer existed.  Based on this conclusion, management reversed the amount of the write-down of $88,589 which was recorded as an increase to inventory and a decrease to cost of sales.

5.  Financial Instruments

Fair value of financial instruments

All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized.

The Company has classified its cash and short-term investments as held-for-trading.  Accounts receivable was classified as loans and receivables.  Accounts payable, accrued liabilities, and operating line of credit were classified as other liabilities.

Carrying value and fair value of financial assets and liabilities as at June 30, 2008 and December 31, 2007 were summarized as follows:

(in thousands of dollars)	June 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	806	806	787	787
Loans and receivables	3,020	3,020	3,432	3,432
Held-to-maturity	-	-	-	-
Other liabilities	2,299	2,299	3,344	3,344

Currency risk

Currency risk is defined as the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign exchange fluctuations in the U.S. dollar as components of cost and receivables being denominated in currencies other than the United States dollar.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

To manage the exposure to foreign exchange risk the company will enter into short term FX forward contracts as part of its cash management strategy.

On June 5, 2008, the Company entered into a forward contract to trade $150,000 for Canadian dollars at a rate of Cdn$1.0184 = USD1 (Cdn$152,760).   As at June 30, 2008, this contract was still outstanding and was marked to market at Cdn$1.0206391 = USD1 (Cdn$153,095.87).  The contract is set to expire on July 11, 2008.  As a result, an unrealized loss of Cdn$336 was recorded.

On November 16, 2007, the Company entered into a forward contract to deliver EUR 487,036 at the rate of Cdn$1.4227 = €1 (Cdn$692,906).  On February 27, 2008, the contract was closed at the rate of Cdn$1.4792 = € (Cdn$720,424).  As a result, realized loss of Cdn$27,518 (2007 – unrealized loss of Cdn$10,197) was recorded.

(in thousands of dollars)	June 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Foreign exchange forward contract	150	150	693	703

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for creditworthiness.  The credit worthiness of customers is assessed using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's benchmark creditworthiness, the Company may choose to transact with the customer on a prepayment basis.

The Company regularly reviews the collectiblility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at June 30, 2008, the balance of the allowance for doubtful accounts was $36,311 (2007 – 44,687).  Pursuant to their respective terms, accounts receivable was aged as follows as at June 30, 2008 and December 31, 2007:

(in thousands of dollars)	June 30, 2008	December 31, 2007
Current	2,073	2,075
0-30 days overdue	633	1,037
31-60 days overdue	218	200
61-90 days overdue	102	66
Over 90 days overdue	(6)	54
Total accounts receivable	3,020	3,432

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures, as far as possible, that it will always have sufficient liquidity to meet obligations when due and monitors cash flow requirements daily.

The Company also maintains two operating lines of credit in both Canadian and US dollars that can be drawn down to meet short-term financing obligations.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

6.  Operating Line of Credit

On January 31 and February 29, 2008 the Company repaid USD300,000 (Cdn$301,270) and USD200,000 (Cdn$196,880) respectively of the operating line of credit outstanding at December 31, 2007.

During the first quarter of 2008, the Company obtained another secured operating line of credit from a financial institution for Cdn$500,000 or USD400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

•

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

•

all amounts under the loans shall be repaid on demand by the Bank

•

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

•

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

•

assignment / endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

•

MARG of Cdn$450,000 from EDC

•

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

•

the Debt to Tangible Net Worth ratio (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

As at June 30, 2008, the Company had no borrowings outstanding.

7.  Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2007	50,646,026	35,342,663
Warrants exercised	2,915,235	1,384,737
Reclassification of contributed surplus upon exercise of warrants	-	624,039
ESPP warrants exercised	133,594	64,125
Reclassification of contributed surplus upon exercise of ESPP warrants	-	20,401
Stock options exercised	750	408
Reclassification of contributed surplus upon exercise of stock options	-	290
Balance, June 30, 2008	53,695,605	37,436,663

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Of the 3,065,232 warrants outstanding, 2,915,235 were exercised at the strike price of $0.475 while the remaining 149,997 expired.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital.

For the three months ended, June 30, 2008, 89,150 ESPP warrants were exercised at the strike price of $0.48 for proceeds of $42,792.  The proceeds were credited to share capital along with $13,282 reclassified from contributed

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

surplus to share capital.  For the six months ended June 30, 2008, 133,594 ESPP warrants were exercised at the strike price of $0.48 for proceeds of $64,125.  The proceeds were credited to share capital along with $20,401 reclassified from contributed surplus to share capital.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

On April 1, 2008, 206,800 stock options were granted to 40 individuals at a strike price of $1.34 (Cdn$1.37).  The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full time permanent employees and Board of Directors present as at December 31, 2007.

Share purchase options outstanding at June 30, 2008 include:

Share purchase option outstanding	Number of options	Weighted average exercise price
Balance, December 31, 2007	1,534,450	$ 1.26
Granted	336,800	1.15
Forfeited	(9,500)	1.38
Exercised	(750)	0.54
Balance, June 30, 2008	1,861,000	$ 1.21

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,672,500	2.80	$0.88	880,700	$0.95
$2.40 to $4.29	94,250	3.26	$2.89	94,250	$2.89
$4.30 to $6.19	94,250	3.26	$5.22	94,250	$5.22
$0.50 to $6.19	1,861,000	2.85	$1.21	1,069,200	$1.50

The exercise price of all share purchase options granted during the period was equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2008 and 2007 have been reflected in the consolidated statements of operations as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Stock-based compensation recognized in operations	45,044	24,220	66,798	48,622
Total compensation credited to contributed surplus	45,044	24,220	66,798	48,622

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Risk free interest rate	2.880%	4.110%	3.261%	3.986%
Expected life	3.50	3.50	3.50	3.50
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	74.54%	79.34%	74.15%	83.15%
Expected dividends	nil	nil	nil	nil

206,800 stock purchase options were granted with a weighted average fair market value of $0.72 for the three months ended June 30, 2008. 336,800 stock purchase options were granted with a weighted average fair market value of $0.62 for the six months ended June 30, 2008.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date	28-Apr-09	3-Mar-08	26-Oct-08	12-Jan-09	Total
Exercise price	Cdn$1.09	US$0.475	US$0.45	US$0.48	Number of warrants outstanding
Balance, December 31, 2007	1,206,811	3,065,232	1,250,000	527,484	6,049,527
Warrants exercised	-	(2,915,235)	-	(133,594)	(3,048,829)
Warrants expired	-	(149,997)	-	-	(149,997)
Balance, June 30, 2008	1,206,811	-	1,250,000	393,890	2,850,701

 (e)  Contributed surplus

Balance, December 31, 2007	$ 4,147,433
Change during 2008
Stock-based compensations	66,798
Reclassification to share capital upon exercise of warrants (note 7b)	(624,039)
Reclassification to share capital upon exercise of ESPP warrants (note 7b)	(20,401)
Reclassification to share capital upon exercise of stock options	(290)
Balance, June 30, 2008	$ 3,569,501

8.  Other Expenses

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Net interest and bank charges - cash	11,824	44,861	29,382	135,740
Interest – non cash	(442)	-	(442)	29,153
Foreign currency loss (gain)	(23,223)	221,405	(134,108)	221,256
	(11,841)	226,266	(105,168)	386,149

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

9.  Earnings per Share

Basic earnings per share for the three months ended June 30, 2008 was $0.00 (2007 - $0.01) and the weighted average number shares used in calculating basic earnings per share was 53,667,697 (2007 – 50,628,526).  Basic earnings per share for the six months ended June 30, 2008 was $0.00 (2007 - $0.02) and the weighted average number shares used in calculating basic earnings per share was 52,789,434 (2007 – 50,557,854).

As the exercise of in-the-money warrants or options were dilutive, the diluted earnings per share for the three months ended June 30, 2008 was $0.00 (2007 - $0.01) and the weighted average number shares used in calculating diluted  earnings per share was 57,334,898 (2007 – 55,868,080).  The diluted earnings per share for the six months ended June 30, 2008 was $0.00 (2007 - $0.02) and the weighted average number shares used in calculating diluted earnings per share was 56,450,948 (2007 – 55,676,890).

10.  Segmented Information

The following tables set forth information by operating segments from operations for the three months ended and six months ended June 30, 2008 and 2007 respectively.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Sales	$	$	$	$
Microwave	2,103,235	2,273,775	4,076,946	4,563,540
Satellite system	1,856,768	1,848,070	2,811,604	3,320,776
Total sales	3,960,003	4,121,845	6,888,550	7,884,316

Gross Profit
Microwave	810,635	1,202,496	1,662,952	2,265,878
Satellite system	1,156,819	1,232,516	1,794,122	2,157,376
Total gross profit	1,967,454	2,435,012	3,457,074	4,423,254

	Microwave	Satellite System	Consolidated
As at June 30, 2008	$	$	$
Total assets related to operations	6,110,674	4,214,135	10,324,809
Property and equipment	595,559	410,717	1,006,276

As at June 30, 2007
Total assets related to operations	4,084,398	3,319,701	7,404,099
Property and equipment	638,426	518,898	1,157,324

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2008
(Unaudited - Expressed in US Dollars)

11.  Supplemental Cash Flow and Other Disclosures

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Changes in non-cash working capital:
Accounts receivable	$(1,106,700)	$360,354	$381,640	$393,492
Inventories	(557,169)	77,019	(898,252)	69,447
Prepaid expenses and other	(30,652)	233,573	(42,633)	42,045
Accounts payable	707,261	(367,493)	134,995	(696,036)
Accrued liabilities	166,845	(13,272)	(612,856)	(397,747)
Deferred revenue	62,568	51,221	28,297	(119,769)
Long term deferred revenue	79,156	-	85,594	-
Total changes in non-cash working capital	$(678,691)	$341,402	$(923,215)	$(708,568)

Supplementary information:
Interest paid	$6,390	$7,646	$12,383	$111,755
Income taxes paid	$8	$1,890	$8	$1,890

12.  Commitments

Future minimum payments at June 30, 2008 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2008	2009	2010	2011	2012
Inventory purchase obligations	2,397,442	-	-	-	-
Operating lease obligations	308,592	487,103	464,535	418,866	-
Total commitments	2,706,034	487,103	464,535	418,866	-

In the normal course of operations the Company enters into purchase commitments. Included in 2008 commitments are inventory and material purchase obligations of $2,397,442.

13.  Government Contributions

In October 2007, Norsat was awarded a non-repayable Cdn$235,555 government contribution through Canada’s National Research Council – Industrial Research Assistance Program (NRC-IRAP).  The program provides contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.

For the three months ended June 30, 2008, $89,023 (Cdn$89,913) was claimed and included as a reduction to product development expense in the consolidated statements of operations.  For the six months ended June 30, 2008, $188,573 (Cdn$189,913) was claimed and included as a reduction to product development expense in the consolidated statements of operations.  For the three months ended June 30, 2008, cash received was $94,812 (Cdn$95,760) and for the six months ended June 30, 2008, cash received was $133,900 (Cdn$135,025).

14.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2008.